Exhibit 99.1

Intelligent Group Limited Announces Acquisition of LQ Capital Limited

HONG KONG, August 7, 2025, Intelligent Group Limited (Nasdaq: INTJ), a Hong Kong-based financial public relations company, announced that it has acquired from the Company’s controlling shareholder its entire equity interest in LQ Capital Limited (“LQ Capital”) for total consideration of approximately HK$130,000. LQ Capital holds a money lender’s license issued by the Hong Kong Special Administrative Region. Upon completion of the acquisition, LQ Capital Limited will become a wholly-owned subsidiary of the Company.

The acquisition is expected to leverage the capital strength and diversified financing channels of the Company to expand LQ Capital’s credit capacity and enhance its lending capabilities. The acquisition has been approved by the Company’s board of directors and audit committee.

Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

About Intelligent Group Limited

Intelligent Group Limited has been deeply rooted in Hong Kong for many years and successfully listed on the NASDAQ in March 2024. As a public relations group in Hong Kong to focus on producing financial content, Intelligent Group Limited is committed to providing high-value public relations services to the financial sector, helping listed companies enhance their brand influence through precise “data + content” driven communications. Through close collaboration with over 100 securities firms and more than 150 financial analysts, the company has focused on driving financial institutions, investors, and businesses with efficient content-driven public relations services. Intelligent Group operates in Hong Kong, Guangzhou, and Shenzhen, providing top-tier communications services to leading companies in the Hong Kong and U.S. stock markets.

For more information, please visit Intelligent Group’s website: intelligentjoygroup.com

For enquiry, please contact Intelligent Group Limited:

Karen Deng

Phone: (852) 57496688

Email: Karen.deng@intelligentjoy.com

In the event of any discrepancies with press releases from other sources, this version as published on the Company’s website shall prevail.